

February 8, 2011

Mr. Gary C. Butler
President and Chief Executive Officer
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, NJ 07068

> **Re: Automatic Data Processing, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 001-05397**

Dear Mr. Butler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal